Egeria Corporation, dba OpenGrants
Profit and Loss Comparison
January - December 2022

	Total
	Jan - Dec 2022
Income	
40001 Revenue - Enterprise	
400010 GMV - Enterprise	85,915.72
Total 40001 Revenue - Enterprise	**$ 85,915.72**
40002 Revenue - Marketplace	
400020 GMV - Marketplace	62,775.94
400021 Less Grant Writer Fees (80% writer; 20% OpenGrants)	-50,324.95
Total 40002 Revenue - Marketplace	**$ 12,450.99**
40003 Revenue - ProPlan	25,621.00
40004 Product Purchase	0.00
40005 Sales of Product Income	0.00
40006 Service Subscription	
40007 Services	0.00
41001 Less - Returns, Allowances, and Discounts	-3,544.60
41002 Less - Discounts given	0.00
Discounts given	0.00
Total Income	**$ 120,443.11**
Cost of Goods Sold	
50001 COGS - Merchant Fees	3,207.74
50002 COGS - Software & Web Services	10,494.79
50003 COGS - Grant Writers	31,500.00
Total Cost of Goods Sold	**$ 45,202.53**
Gross Profit	**$ 75,240.58**
Expenses	
6100 Employee Related	
6101 Payroll	
61010 Gross Wages	
61012 Regular Wages	372,111.56
61013 Vacation Pay	1,338.65
61016 Additional Earnings	
Total 61010 Gross Wages	**$ 373,450.21**
Total 6101 Payroll	**$ 373,450.21**
6102 Employer Payroll Taxes	33,830.97
6103 Health Insurance	10,842.56
6104 Employee Benefits	406.88
6107 Workers' Compensation	226.62
6408 Payroll & Benefits Administration	1,986.00
6409 Professional Development	3,533.00
6410 Recruiting	
Total 6100 Employee Related	**$ 424,276.24**
6200 Sales & Marketing	
62001 Advertising	188.60

62002 Branding		
62004 Market Research & Analytics		3,250.00
62005 Marketing Contractors		50,442.08
62006 Promotional Materials		88.89
62008 Sales		
Total 6200 Sales & Marketing	$	53,969.57
6400 General & Administrative		
6401 Bank Fees		297.12
6402 Business Insurance		72.44
6403 Dues & Subscriptions		5,243.38
6405 Licenses and Fees		
6406 MainStreet Admin Fees		-738.80
6407 Office Expenses		315.60
6412 Shipping and Handling		
Total 6400 General & Administrative	$	5,189.74
6404 Fundraising Expense		4,967.03
6413 IT Expense		
64132 Software & Web Services		25,915.44
64133 Telephone and Internet		1,638.98
Total 6413 IT Expense	$	27,554.42
6414 Facilities		
64142 Rent		9,455.00
Total 6414 Facilities	$	9,455.00
6415 Professional Fees		
64151 Engineering, Product & Design		30,246.00
64152 Finance & Accounting		9,500.00
64153 Legal		6,507.50
64154 Management Consulting & Strategy		
64155 Other Contractors		2,200.00
Total 6415 Professional Fees	$	48,453.50
6416 Travel		
64161 Air Travel		2,532.29
64162 Ground Transportation & Parking		1,457.35
64163 Lodging		926.77
64164 Meals & Entertainment		506.08
64165 Entertainment		920.21
64166 Meals		432.28
Total 6416 Travel	$	6,774.98
Total Expenses	$	580,640.48
Net Operating Income	-$	505,399.90
Other Income		
8002 Non-Taxable Income - PPP Loan		
8003 Interest Earned		0.04
8004 Tax Refunds & Credits		2,351.66
Total Other Income	$	2,351.70
Other Expenses		
9002 Interest Expense		36,500.00
9003 Taxes		2,281.25

9006 Reconciliation Discrepancies		-0.01
9009 Bad Debt Expense		
9010 Other Expense		
90101 SAFE/CAFE Conversion Expense		
Total 9010 Other Expense	**$**	**0.00**
Total Other Expenses	**$**	**38,781.24**
Net Other Income	**-$**	**36,429.54**
Net Income	**-$**	**541,829.44**

tal	
	Jan - Dec 2021 (PY)
	69,083.94
$	**69,083.94**
	140,223.00
	-127,139.40
$	**13,083.60**
	11,021.97
	0.00
	0.00
	0.00
	0.00
	-27,843.97
	0.00
$	**65,345.54**
	5,167.90
	1,458.92
$	**6,626.82**
$	**58,718.72**
	194,739.79
	1,807.64
	10,384.62
$	**206,932.05**
$	**206,932.05**
	18,083.71
	666.68
	75.00
	824.03
	1,323.99
	1,661.17
$	**229,566.63**
	2,500.00
	307.00

	475.00
	3,250.00
	83,241.51
	25.86
	490.00
$	**90,289.37**
	0.00
	27.00
	902.64
	1,017.00
	4,353.75
	222.88
	8.70
$	**6,531.97**
	24,760.01
	2,000.41
$	**26,760.42**
	11,274.00
$	**11,274.00**
	67,893.75
	32,011.23
	19,897.50
	50,001.60
	24,342.92
$	**194,147.00**
	157.36
	590.96
	1,187.91
	1,754.11
	929.79
$	**4,620.13**
$	**563,189.52**
-$	**504,470.80**
	53,568.00
	6,063.00
$	**59,631.00**
	4,996.00
	816.00

	20,982.60
	56,027.50
$	**56,027.50**
$	**82,822.10**
-$	**23,191.10**
-$	**527,661.90**